UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
(Amendment No. 5)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Western Keltic Mines Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Sherwood Copper Corporation
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

95848F102
(CUSIP Number of Class of Securities (if applicable)

John McConnell, President and Chief Executive Officer
Western Keltic Mines Inc.
Suite 600
888 Dunsmuir Street
Vancouver, BC
V6C 3K4
Tel. (604) 682-8414
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 24, 2007
(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The disclosure documents set forth below are attached immediately following this page:

1. Letter to shareholders dated December 24, 2007*
2. Offer to purchase and circular dated December 24, 2007*
3. Letter of transmittal*
4. Notice of guaranteed delivery*
5. Notice of extension dated January 29, 2008*
6. Notice of extension dated February 12, 2008*
7. Notice of extension dated February 22, 2008*

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* Previously filed

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits set forth below are furnished as part of this form:

Exhibit Number	**Description of Document**
1.1*	Press release dated January 30, 2008
1.2*	Press release dated February 11, 2008
1.3*	Press release dated February 22, 2008
1.4	Press release dated March 6, 2008
2.1*	The filing person's annual information form for the year ended December 31, 2006 dated as of April 30, 2007
2.2*	The filing person's audited annual consolidated financial statements as at December 31, 2006 and November 30, 2005 and for the 13-month period ended December 31, 2006 and the year ended November 30, 2005 together with the auditors' report thereon and the notes thereto
2.3*	The filing person's management's discussion and analysis of operations and financial condition for the 13-month period ended December 31, 2006
2.4*	The filing person's unaudited interim consolidated financial statements as at, and for the nine month period ended, September 30, 2007 together with the notes thereto
2.5*	The filing person's management's discussion and analysis of operations and financial condition for the nine months ended September 30, 2007
2.6*	The filing person's management information circular dated as of April 21, 2007 as amended by addendum dated May 16, 2007 prepared in connection with the annual and special meeting of shareholders held by June 6, 2007
2.7*	The filing person's material change report dated June 1, 2007
2.8*	The filing person's material change report dated December 7, 2007
2.9*	The filing person's material change report dated December 18, 2007

* Previously filed

Part III. – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently herewith.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHERWOOD COPPER CORPORATION

Stephen P. Quin
President and Chief Executive Officer

March 06, 2008

SHERWOOD COPPER CORP.

SUITE 860 - 625 HOWE STREET • VANCOUVER, BC • V6C 2T6 CANADA • TEL: (604) 687-7545 FAX: (604) 689-5041

PRESS RELEASE
FOR IMMEDIATE RELEASE

March 6, 2008 **#08-11**

Sherwood Increases Holdings to Approximately 93% of Western Keltic Shares

VANCOUVER, BRITISH COLUMBIA - Sherwood Copper Corporation ("Sherwood") (SWC: TSX-V) today announced that it has acquired an additional 1,278,800 common shares of Western Keltic Mines Inc. ("Western Keltic") under Sherwood's offer (the "Offer") for all of the outstanding common shares of Western Keltic (the "Western Keltic Shares") that was first announced on December 24, 2007 and in subsequent extensions thereof.

Sherwood has now acquired a total of 76,777,214 Western Keltic common shares, representing approximately 93% of the outstanding Western Keltic Shares.

Sherwood intends to issue Sherwood common shares in payment for the recently tendered Western Keltic Shares on or before March 10, 2008.

Second Step Transaction

Sherwood intends to commence a second step transaction by way of statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction to acquire all of the remaining Western Keltic Shares not already owned by Sherwood.

Early Warning Requirements under Applicable Securities Laws

As a result of the taking up and acceptance of payment of the Western Keltic Shares recently deposited to the Offer, Sherwood has acquired an aggregate of 76,777,214 common shares of Western Keltic, which represents approximately 93% of the outstanding common shares of Western Keltic. Sherwood intends to commence a second step transaction to acquire the remaining outstanding common shares of Western Keltic. A copy of the early warning report filed pursuant to the applicable securities legislation is available online at www.sedar.com under Western Keltic's profile or may be obtained by contacting Sherwood at 860-625 Howe Street Vancouver, BC V6C 2T6, tel (604) 687-7545, fax (604) 689-5041.

About Sherwood Copper

Sherwood Copper's primary focus is profitable production of base and precious metals from high grade, open pit mines in Canada. Sherwood's first operating mine, the high grade Minto copper-gold mine in Yukon, Canada, was built on budget and ahead of schedule. The Minto Mine is one of the highest grade open pit copper-gold mines in the world, and is forecast to be a low cost producer. Aggressive exploration on the Minto property has yielded significant success, providing Sherwood the opportunity to '*grow from within*' by expanding the resource and reserve base, potentially leading to further production increases. To further accelerate it production growth, Sherwood intends to pursue merger & acquisition opportunities that fit its business model and, in February 2008, Sherwood acquired more than 90% ownership in

Western Keltic Mines, owner of the high grade Kutcho copper-zinc-gold-silver deposit in northwestern British Columbia. Sherwood aims to repeat its success with the Minto project at the Kutcho project.

On behalf of the board of directors
SHERWOOD COPPER CORPORATION

"Stephen P. Quin"

Stephen P. Quin
President & CEO

Investor Contacts:
Sherwood Copper:
Stephen P. Quin 604.687-7545 or Brad Kopp 604-687-7545

Forward-Looking Statements

This document may contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company's interim and annual financial statements and management's discussion and analysis of those statements, all of which are filed and available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking statements.

END